Free Translation of the French Language Original

The consolidated financial statements for the six months ended June 30, 2007 have been subject to a limited review by the statutory auditors in accordance with French auditing standards.

Half-year consolidated financial statements

The financial statements are presented in accordance with IAS 34

Consolidated balance sheets - Assets

(€ million)	Note	June 30, 2007	December 31, 2006
Property, plant and equipment	B.2.	6,369	6,219

Goodwill	B.3.	28,151	28,472

Intangible assets	B.3.-B.4.	21,617	23,738

Investments in associates	B.5.	2,699	2,637

Financial assets – non-current	B.6.	877	1,045

Deferred tax assets	B.11.	2,940	3,492
Non-current assets		62,653	65,603

Inventories		3,931	3,659

Accounts receivable		5,279	5,032

Other current assets		2,032	2,208

Financial assets – current		94	108

Cash and cash equivalents		1,083	1,153
Current assets		12,419	12,160
TOTAL ASSETS		75,072	77,763

The accompanying notes on pages 7 to 28 are an integral part of the consolidated financial statements.

Consolidated balance sheets – Liabilities & Equity

(€ million)	Note	June 30, 2007	December 31, 2006
Equity attributable to equity holders of the Company	B.7.	46,021	45,600

Minority interests		89	220
Total equity		46,110	45,820

Long-term debt	B.8.	4,183	4,499

Provisions and other non-current liabilities	B.10.	6,560	7,920

Deferred tax liabilities	B.11.	8,443	9,246
Non-current liabilities		19,186	21,665

Accounts payable and accrued expenses		2,729	3,008

Other current liabilities		4,568	4,825

Short-term debt and current portion of long-term debt	B.8.	2,479	2,445
Current liabilities		9,776	10,278
TOTAL LIABILITIES & EQUITY		75,072	77,763

The accompanying notes on pages 7 to 28 are an integral part of the consolidated financial statements.

Consolidated income statements

(€ million)	Note	6 months to June 30, 2007	6 months to June 30, 2006	12 months to December 31, 2006
Net sales		14,116	14,116	28,373
Other revenues		547	647	1,116

Cost of sales		(3,704)	(3,768)	(7,587)
Gross profit		10,959	10,995	21,902
Research and development expenses		(2,182)	(2,144)	(4,430)

Selling and general expenses		(3,804)	(4,061)	(8,020)

Other operating income		278	200	391

Other operating expenses		(136)	(60)	(116)

Amortization of intangibles		(1,833)	(1,998)	(3,998)
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation		3,282	2,932	5,729
Restructuring costs		(50)	(81)	(274)

Impairment of property, plant & equipment and intangibles	B.4.	5	(380)	(1,163)

Gains and losses on disposals, and litigation		-	520	536
Operating income		3,237	2,991	4,828

Financial expenses	B.14.1.	(170)	(280)	(455)

Financial income	B.14.2.	99	187	375
Income before tax and associates		3,166	2,898	4,748
Income tax expense	B.15.	(641)	(652)	(800)

Share of profit/loss of associates		351	325	451
Net income		2,876	2,571	4,399
Net income attributable to minority interests		211	190	393
Net income attributable to equity holders of the Company		2,665	2,381	4,006

Average number of shares outstanding (million)	B.7.5.	1,351.5	1,345.2	1,346.8

Average number of shares after dilution (million)	B.7.5.	1,359.8	1,359.2	1,358.8

- Basic earnings per share (in euros)		1.97	1.77	2.97

- Diluted earnings per share (in euros)		1.96	1.75	2.95

The accompanying notes on pages 7 to 28 are an integral part of the consolidated financial statements.

Consolidated statements of cash flows

(€ million)	Note	6 months to June 30, 2007	6 months to June 30, 2006	12 months to December 31, 2006
Net income attributable to equity holders of the Company		2,665	2,381	4,006
Minority interests, excluding BMS (1)		11	9	18

Share of undistributed earnings of associates		(28)	67	96

Depreciation, amortization and impairment of property, plant and equipment and intangible assets		2,279	2,834	6,113

Gains and losses on disposals of non-current assets, net of tax (2)		(37)	(462)	(558)

Net change in deferred taxes		(393)	(1,073)	(2,463)

Net change in provisions		(287)	308	284

Cost of employee benefits (stock options and capital increase)		61	82	149

Impact of workdown of Aventis inventories remeasured at fair value, net of tax		-	6	21

Unrealized gains and losses recognized in income		(62)	(112)	(56)
Operating cash flow before changes in working capital		4,209	4,040	7,610

(Increase)/decrease in inventories		(226)	(291)	(372)

(Increase)/decrease in accounts receivable		(282)	(412)	(241)

Increase/(decrease) in accounts payable and accrued expenses		(244)	(377)	(77)

Net change in other current assets, financial assets (current) & other current liabilities		(411)	4	(316)
Net cash provided by operating activities (3)		3,046	2,964	6,604

Acquisitions of property, plant & equipment and intangibles	B.2. - B.3	(694)	(631)	(1,454)

Acquisitions of investments in consolidated undertakings, net of cash acquired	B.10.2.	(198)	(497)	(509)

Acquisitions of available-for-sale financial assets		(1)	(1)	(4)

Proceeds from disposals of property, plant and equipment, intangibles and other non-current assets, net of tax (4)	B.9.3.	295	1,203	1,174

Net change in loans and other non-current financial assets		14	1	3
Net cash used in investing activities		(584)	75	(790)
Issuance of sanofi-aventis shares		104	155	307

Dividends paid:

■ to sanofi-aventis shareholders		(2,364)	(2,044)	(2,042)

■ to minority shareholders, excluding BMS (1)		(7)	(6)	(8)

Additional long-term borrowings	B.8.	808	14	864

Repayments of long-term borrowings	B.8.	(2,009)	(1,250)	(1,351)

Net change in short-term borrowings	B.8.	902	(4)	(3,674)

Acquisitions and disposals of treasury shares, net of tax		17	35	50
Net cash provided by/(used in) financing activities		(2,549)	(3,100)	(5,854)
Impact of exchange rates on cash and cash equivalents		17	(28)	(56)
Net change in cash and cash equivalents		(70)	(89)	(96)
Cash and cash equivalents, beginning of period		1,153	1,249	1,249
Cash and cash equivalents, end of period		1,083	1,160	1,153

(1)	Alliance agreements with Bristol-Myers Squibb (BMS), see note C.1. to the consolidated financial statements for the year ended December 31, 2006.

(2)	Including available-for-sale financial assets

(3) Including:		6 months to June 30, 2007	6 months to June 30, 2006	12 months to December 31, 2006
	Income tax paid	(1,585)	(1,156)	(3,223)
	Interest paid	(125)	(192)	(434)
	Dividends received	1	2	1
	Interest received	51	46	82

(4)	Property, plant and equipment, intangible assets, investments in consolidated undertakings and participating interests.

The accompanying notes on pages 7 to 28 are an integral part of the consolidated financial statements.

Consolidated statements of recognized income and expense

(€ million)	6 months to June 30, 2007	6 months to June 30, 2006	12 months to December 31, 2006
Change in fair value of available-for-sale financial assets	(11)	(25)	(27)

Change in fair value of derivatives designated as hedging instruments	12	66	57

Actuarial gains/(losses)	769	498	346

Tax on items recognized directly in equity	(274)	(196)	(160)

Change in cumulative translation difference recognized in equity	(551)	(2,101)	(3,197)

Total income/(expense) recognized in equity	(55)	(1,758)	(2,981)

Net income for the period	2,876	2,571	4,399

Total recognized income/(expense) for the period	2,821	813	1,418

Attributable to equity holders of the Company	2,606	629	1,028

Attributable to minority interests	215	184	390

The accompanying notes on pages 7 to 28 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2007

INTRODUCTION

The sanofi-aventis Group (sanofi-aventis and its subsidiaries) is a leading global pharmaceuticals group engaged in the development, manufacture and marketing of healthcare products in seven major therapeutic fields: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine and vaccines. Our international R&D effort provides a platform for us to develop leading positions in our markets.

Sanofi-aventis, the parent company, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The half-year consolidated financial statements and accompanying notes as of June 30, 2007 were reviewed by the sanofi-aventis Board of Directors at the Board meeting held on July 31, 2007.

A.    Basis of preparation and accounting policies

A.1.      Basis of preparation of the financial statements and accounting policies

The accounting policies applied in preparing the half-year consolidated financial statements as of June 30, 2007 are the same as those applied as of December 31, 2006 and described in the published consolidated financial statements for the year then ended.

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant items for the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006. The new standards and interpretations adopted by the European Union and mandatorily applicable with effect from January 1, 2007, as described in note B.27. to the consolidated financial statements for the year ended December 31, 2006, do not have a material impact on the half-year consolidated financial statements as of June 30, 2007.

The financial statements for the year to December 31, 2007, and the comparative information for 2006 presented therein, will be prepared in compliance with standards and interpretations applicable at that date. The information contained in these half-year consolidated financial statements relating to the periods ended December 31, 2006 and June 30, 2007 may therefore be subject to change if new or amended standards and interpretations are issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

A.2.  Use of estimates

The preparation of financial statements requires management to make estimates and assumptions, based on information available at the date of preparation of the financial statements, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and liabilities, as of that date.

Examples include:

■	provisions for sales returns, trade receivables and product claims;
■	the length of product life cycles;
■	provisions for restructuring, litigation, income tax exposures and environmental liabilities;
■	the valuation of goodwill, and valuation and useful lives of acquired intangible assets;
■	the fair values of derivative financial instruments.

For the purposes of the half-year financial statements, and as allowed under IAS 34, sanofi-aventis has determined income tax expense mainly on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to Income before tax and associates. The estimated effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which sanofi-aventis operates.

Actual results could vary from these estimates.

B.    Significant items in the 2007 half-year financial statements

B.1.  Effect of changes in the scope of consolidation

In June 2007, sanofi-aventis repurchased preferred shares representing a financial interest of 36.7% in Carderm Capital LP (see note B.10.2.).

B.2.  Property, plant and equipment

Acquisitions of property, plant and equipment in the first half of 2007 totaled €560 million, primarily buildings (€135 million) and plant and equipment (€197 million).

These acquisitions were split between the Pharmaceuticals segment (€415 million) and the Human Vaccines segment (€145 million).

B.3.  Intangible assets

The table below shows a breakdown of intangible assets and goodwill:

(€ million)	Trademarks, patents, licenses and other rights	Acquired Aventis R&D	Rights to marketed Aventis products	Software	Total Intangible assets	Goodwill
Gross value at December 31, 2006	1,678	3,054	30,371	587	35,690	28,499

Changes in scope of consolidation	-	-	-	-	-	7

Acquisitions and other increases	48	-	-	21	69	-

Disposals and other decreases	(6)	-	-	(16)	(22)	(43)

Translation differences	(28)	(50)	(361)	(3)	(442)	(264)

Transfers	1	(73)	73	(1)	-	(21)
Gross value at June 30, 2007	1,693	2,931	30,083	588	35,295	28,178
Accumulated amortization and impairment at December 31, 2006	(724)	(299)	(10,490)	(439)	(11,952)	(27)

Changes in scope of consolidation	-	-	-	-	-	-

Amortization expense	(77)	-	(1,756)	(44)	(1,877)	-

Impairment losses, net of reversals	1	5	-	-	6	-

Disposals	2	-	-	14	16	-

Translation differences	12	5	111	1	129	-

Transfers	-	-	-	-	-	-
Accumulated amortization and impairment at June 30, 2007	(786)	(289)	(12,135)	(468)	(13,678)	(27)
Net book value: December 31, 2006	954	2,755	19,881	148	23,738	28,472
Net book value: June 30, 2007	907	2,642	17,948	120	21,617	28,151

Acquisitions of intangible assets other than software during the first half of 2007 amounted to €48 million (mainly TroVax®, see note B.12.).

Acquisitions of intangible assets other than software during 2006 totaled €261 million, the main items being the buyout of the entire rights to Plavix®, Cordarone® and rimonabant in Japan during the first half of the year (€180 million) and payments made under the agreements with Taiho (S-1) and UCB (Xyzal®) during the second half of the year.

B.4.  Impairment of intangible assets

As of June 30, 2007, the results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) led to the reversal of impairment losses in respect of a product that obtained marketing approval in April 2007; the pre-tax effect of this reversal was €5 million.

The impairment loss of €379 million recognized in the first half of 2006 related primarily to Ketek®, following adjustments to business projections in light of a revision of the product’s prescribing information in the United States of America.

In the year ended December 31, 2006, impairment losses of €1,077 million were recognized and €124 million of previously-recognized impairment losses were reversed. The impairment losses recognized in the year mainly related to the products Altace® and Ketek®.

No impairment of intangible assets was recognized in respect of associates in the six months ended June 30, 2007. In 2006, the line Share of profit/loss of associates included an after-tax impairment loss of €23 million relating to research projects at the Merial joint venture.

B.5.  Investments in associates

Associates comprise companies over which sanofi-aventis exercises significant influence, and joint ventures. Sanofi-aventis accounts for joint ventures using the equity method (i.e. as associates), in accordance with the allowed alternative treatment specified in IAS 31 (Financial Reporting of Interests in Joint Ventures).

Investments in associates were as follows:

(€ million)	% interest at June 30, 2007 and at December 31, 2006	June 30, 2007	December 31, 2006
Sanofi Pasteur MSD	50.0	455	500

Merial	50.0	1,321	1,257

InfraServ Höchst	30.0	93	97

Zentiva (1)	24.9	444	453

Entities and companies managed by Bristol-Myers Squibb (2)	49.9	165	120

Financière des Laboratoires de Cosmétologie Yves Rocher	39.1	103	92

Other investments		118	118
Total		2,699	2,637

(1)	The value of the interest held by sanofi-aventis is €476 million based on the quoted stock market price as of June 30, 2007.

(2)

Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see note C.1. to the 2006 full-year consolidated financial statements), entities majority-owned by BMS are accounted for as associates, with the sanofi-aventis share of their net assets recorded in Investments in associates.

Related-party transactions

The financial statements include commercial transactions between the Group and certain of its associates. The principal transactions of this nature are summarized below:

(€ million)	6 months to June 30, 2007	6 months to June 30, 2006	12 months to December 31, 2006
Sales	177	181	389

Royalties (1)	425	442	733

Purchases	89	69	197

(1)	This item mainly relates to entities managed by BMS.

B.6.  Financial assets – non-current

The main items included in Financial assets – non-current are:

(€ million)	June 30, 2007	December 31, 2006

Available-for-sale financial assets	485	525

Prepaid pension obligations	3	3

Long-term loans and advances	230	237

Assets recognized under the fair value option	93	75

Derivative instruments (1)	66	205
Total carrying amount	877	1,045

(1)	The reduction in this item is mainly due to the receipt of additional purchase consideration from CSL during the first half of 2007 (see note B.9.3.).

B.7.  Equity attributable to equity holders of the Company

B.7.1.    Share capital

The share capital of €2,723,602,190 consists of 1,361,801,095 shares with a par value of €2.

Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are taken directly to equity and are not recognized in net income for the period.

Treasury shares held by sanofi-aventis are as follows:

Date	Number of shares	%
June 30, 2007	8,500,102	0.62%

December 31, 2006	8,940,598	0.66%

June 30, 2006	9,341,436	0.69%

January 1, 2006	58,211,254	4.15%

The Board of Directors’ meeting held on February 23, 2006 decided to cancel 48,013,520 treasury shares representing 3.42% of the share capital as of that date, and 257,248.50 warrants (acquired as part of the public tender offer for Aventis) giving entitlement to subscribe for 301,986 sanofi-aventis shares. These cancellations had no impact on consolidated shareholders’ equity.

A total of 2,366,412 sanofi-aventis shares were issued under stock subscription option plans during the first half of 2007, compared with 6,022,984 shares in the year to December 31, 2006 and 2,808,213 shares in the six months to June 30, 2006.

B.7.2. Changes in shareholders’ equity

Changes in shareholders’ equity between January 1, 2006 and June 30, 2007 were as follows:

(€ million)	Share capital	Additional paid-in capital & retained earnings	Treasury shares	Stock options	Other Items recognized directly in equity	Cumulative translation differences	Attributable to equity holders of the Company	Attributable minority interests	Total equity

Balance at January 1, 2006	2,803	44,413	(3,253)	1,248	(408)	1,325	46,128	189	46,317

Income/(expense) recognized directly in equity	-	-	-	-	343	(2,095)	(1,752)	(6)	(1,758)

Net income for the period	-	2,381	-	-	-	-	2,381	190	2,571
Total recognized income/(expense) for the period	-	2,381	-	-	343	(2,095)	629	184	813

Dividend paid out of 2005 earnings (€1.52 per share)	-	(2,044)	-	-	-	-	(2,044)	-	(2,044)

Payment of dividends and equivalents to minority shareholders	-	-	-	-	-	-	-	(245)	(245)

Share-based payment

• Exercise of stock options	6	149	-	-	-	-	155	-	155

• Proceeds from sale of treasury shares related to stock option plans	-	-	35	-	-	-	35	-	35

• Value of services obtained from employees	-	-	-	83	-	-	83	-	83

• Tax effect of exercise of stock options	-	-	-	11	-	-	11	-	11

Reduction in share capital	(97)	(2,308)	2,405	-	-	-	-	-	-

Rhone Cooper merger premium	-	8	-	-	-	-	8	-	8

Buyout of minority shareholders	-	-	-	-	-	-	-	(8)	(8)

Other movements	-	-	-	-	-	-	-	2	2
Balance at June 30, 2006	2,712	42,599	(813)	1,342	(65)	(770)	45,005	122	45,127

Income/(expense) recognized directly in equity	-	-	-	-	(127)	(1,099)	(1,226)	3	(1,223)

Net income for the period	-	1,625	-	-	-	-	1,625	203	1,828
Total recognized income/(expense) for the period	-	1,625	-	-	(127)	(1,099)	399	206	605

Dividend paid out of 2005 earnings (€1.52 per share)	-	2	-	-	-	-	2	-	2

Payment of dividends and equivalents to minority shareholders	-	-	-	-	-	-	-	(100)	(100)

Share-based payment

• Exercise of stock options	6	146	-	-	-	-	152	-	152

• Proceeds from sale of treasury shares related to stock option plans	-	-	15	-	-	-	15	-	15

• Cancellation of Aventis warrants	-	(6)	6	-	-	-	-	-	-

• Value of services obtained from employees	-	-	-	66	-	-	66	-	66

• Tax effect of exercise of stock options	-	-	-	(39)	-	-	(39)	-	(39)

Reduction in share capital	1	(301)	300	-	-	-	-	-	-

Other movements	-	-	-	-	-	-	-	(8)	(8)
Balance at December 31, 2006	2,719	44,065	(492)	1,369	(192)	(1,869)	45,600	220	45,820

Income/(expense) recognized directly in equity	-	-	-	-	495	(554)	(59)	4	(55)

Net income for the period	-	2,665	-	-	-	-	2,665	211	2,876
Total recognized income/(expense) for the period	-	2,665	-	-	495	(554)	2,606	215	2,821

Dividend paid out of 2006 earnings (€1.75 per share)	-	(2,364)	-	-	-	-	(2,364)	-	(2,364)

Payment of dividends and equivalents to minority shareholders	-	-	-	-	-	-	-	(344)	(344)

Share-based payment

• Exercise of stock options	5	99	-	-	-	-	104	-	104

• Proceeds from sale of treasury shares related to stock option plans	-	-	17		-	-	17	-	17

• Value of services obtained from employees	-	-	-	61	-	-	61	-	61

• Tax effect of exercise of stock options	-	-	-	(21)	-	-	(21)	-	(21)

Buyout of minority shareholders	-	-	-	-	-	-	-	(2)	(2)

Other movements	-	18	-	-	-	-	18	-	18
Balance at June 30, 2007	2,724	44,483	(475)	1,409	303	(2,423)	46,021	89	46,110

B.7.3.    Repurchase of sanofi-aventis shares

During the six months to June 30, 2007, sanofi-aventis did not repurchase any of its own shares under the programs authorized by the General Meetings of May 31, 2006 and 2007.

B.7.4.    Stock option plans

The table below provides summary information about options outstanding and exercisable at June 30, 2007:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	47,270	7.85	7.27	47,270	7.27

From €10.00 to €20.00 per share	95,129	9.77	15.90	95,129	15.90

From €20.00 to €30.00 per share	33,820	11.15	28.38	33,820	28.38

From €30.00 to €40.00 per share	1,823,424	3.17	34.39	1,823,424	34.39

From €40.00 to €50.00 per share	10,841,247	5.64	41.24	8,313,526	41.47

From €50.00 to €60.00 per share	12,814,108	5.17	52.47	8,713,858	50.93

From €60.00 to €70.00 per share	29,464,949	6.12	67.52	17,839,939	67.92

From €70.00 to €80.00 per share	24,185,569	6.53	70.80	10,068,009	71.39
Total	79,305,516			46,934,975

of which stock purchase options	8,380,034

of which stock subscription options	70,925,482

B.7.5.    Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options with a potentially dilutive effect.

(in million)	June 30, 2007	June 30, 2006	December 31, 2006

Average number of shares outstanding	1,351.5	1,345.2	1,346.8

Adjustment for stock options with potentially dilutive effect	8.3	14.0	12.0

Average number of shares used to compute diluted earnings per share	1,359.8	1,359.2	1,358.8

As of June 30, 2007, a total of 51.1 million stock options were not taken into account in the diluted earnings per share calculation because they did not have a potentially dilutive effect, compared with 26.1 million as of December 31, 2006 and 14.7 million as of June 30, 2006.

B.8.    Debt, cash and cash equivalents

The table below shows the Group’s net debt as of June 30, 2007 and December 31, 2006:

(€ million)	June 30, 2007	December 31, 2006

Long-term debt, at amortized cost	4,183	4,499

Short-term debt and current portion of long-term debt	2,479	2,445

Total debt	6,662	6,944

Cash and cash equivalents	(1,083)	(1,153)

Debt, net of cash and cash equivalents	5,579	5,791

B.8.1. Net debt at value on redemption

Reconciliation of carrying amount to value on redemption as of June 30, 2007:

(€ million)	Carrying amount at June 30, 2007	Amortized Cost	Adjustment to debt measured at fair value	Value on redemption at June 30, 2007	Value on redemption at December 31 2006
Long-term debt	4,183	29	(71)	4,141	4,448
Short-term debt and current portion of long-term debt	2,479	-	(19)	2,460	2,425
Total debt	6,662	29	(90)	6,601	6,873
Cash and cash equivalents	(1,083)	-	-	(1,083)	(1,153)
Debt, net of cash and cash equivalents	5,579	29	(90)	5,518	5,720

Net debt by type, at value on redemption:

	June 30, 2007			December 31, 2006
(€ million)	non-current	current	Total	non-current	current	Total

Bond issues	3,049	228	3,277	2,350	1,089	3,439

Credit facility drawdowns	1,000	-	1,000	1,000	2	1,002

Other bank borrowings	51	395	446	1,055	356	1,411

Commercial paper	-	1,352	1,352	-	603	603

Finance leases	27	4	31	29	4	33

Other borrowings	14	2	16	14	1	15

Bank credit balances	-	479	479	-	370	370

Total debt	4,141	2,460	6,601	4,448	2,425	6,873
Cash and cash equivalents	-	(1,083)	(1,083)	-	(1,153)	(1,153)
Debt, net of cash and cash equivalents	4,141	1,377	5,518	4,448	1,272	5,720

Undrawn, confirmed credit facilities not used to back drawdowns under French and U.S. commercial paper programs amounted to €11.5 billion as of June 30, 2007 and €12.6 billion as of December 31, 2006.

Main financing and debt reduction transactions during the period

The following bonds were issued during the six months ended June 30, 2007:

■	£200 million bond issue maturing January 2010 bearing interest at an annual rate of 5.50%, converted into floating-rate euro-denominated debt by swap contracts;

■	€500 million floating-rate bond issue maturing December 2008.

Sanofi-aventis repaid the following debt:

■	four €250 million bank loans maturing March 2008, totaling €1 billion, repaid prior to maturity in February 2007;

■	bonds issued in May 2005 with a nominal value of €1 billion, repaid on maturity on May 30, 2007.

The financing in place as of June 30, 2007 contains no financial covenants, and no clauses indexing credit spreads or fees to the credit rating of sanofi-aventis.

B.8.2. Market value of debt

The market value of debt, net of cash and cash equivalents (excluding derivative instruments) as of June 30, 2007 amounted to €5,506 million (€5,741 million at December 31, 2006), compared with a carrying amount of €5,579 million (€5,791 million at December 31, 2006).

B.9. Derivative financial instruments

B.9.1. Currency derivatives used to manage operational risk exposures

The table below shows operational currency hedging instruments in place as of June 30, 2007, with the notional amount translated into euros at the relevant closing exchange rate.

June 30, 2007			Derivatives designated as cash flow hedges			Derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	1,740	-	104	(2)	(1)	1,636	2
■ of which U.S. dollar	877	5	-	-	-	877	5
■ of which Russian rouble	214	(2)	-	-	-	214	(2)
■ of which Singapore dollar	90	-	-	-	-	90	-
■ of which Pound sterling	81	-	-	-	-	81	-
■ of which Polish zloty	71	(1)	25	(1)	(1)	45	(1)
■ of which Australian dollar	62	(2)	19	(1)	(1)	43	(1)
■ of which Turkish lira	40	(1)	-	-	-	40	(1)
Forward currency purchases	225	2	-	-	-	225	2
■ of which Hungarian forint	93	2	-	-	-	93	2
■ of which Swiss franc	67	-	-	-	-	67	-
Put options purchased	407	2	16	-	-	391	2
■ of which U.S. dollar	370	2	-	-	-	370	2
of which knock-out options	370	2	-	-	-	370	2
Call options written	815	1	16	-	(1)	799	1
■ of which U.S. dollar	740	1	-	-	-	740	1
of which knock-out options	740	1	-	-	-	740	1
Call options purchased	5	-	-	-	-	5	-
Total	3,193	5	136	(2)	(2)	3,057	7

As of June 30, 2007, none of these instruments had an expiry date after December 31, 2007.

These positions hedge:

•

All material foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the six months to June 30, 2007 and recognized in the consolidated balance sheet as of that date. Gains and losses on these hedging instruments have been and will continue to be valued and recognized in parallel with the recognition of gains and losses on the hedged items.

•

Forecast foreign-currency cash flows relating to commercial transactions to be carried out in the second half of 2007. In particular, knock-out options in the money as of June 30, 2007 covered $500 million (equivalent to approximately 15% of the forecast transactions in this currency for the second half of 2007) at an average rate of $1.31 to the euro, subject to the knock-out level of between $1.37 and $1.40 to the euro not being reached. These knock-out options do not qualify for hedge accounting.

B.9.2.  Currency derivatives used to manage financial risk exposures

Some of the Group’s financing activities, such as U.S. commercial paper issues and the cash pooling arrangements for foreign subsidiaries outside the euro zone, expose certain entities (in particular the sanofi-aventis parent company) to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower). The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments (usually currency swaps). The table below shows instruments of this type held at June 30, 2007:

June 30, 2007 (€ million)	Notional amount	Fair value	Expiry
Forward currency purchases	7,621	(69)
■ of which U.S. dollar	6,671	(68)	2007
■ of which Mexican peso	269	(2)	2007
■ of which Swiss franc	232	1	2007
■ of which Pound sterling	173	-	2007
Forward currency sales	1,699	57
■ of which U.S. dollar	1,154	59	2007
■ of which Hungarian forint	215	(3)	2007
■ of which Japanese yen	208	3	2007
Total	9,320	(12)

B.9.3.	Equity derivatives

Contingent CSL consideration

Aventis sold Aventis Behring to the Australian company CSL Ltd (CSL) on March 31, 2004. The sale price included additional payments contingent upon the performance of CSL shares. Sanofi-aventis was to have received $125 million if the CSL share price (calculated on the basis of an average price weighted for trading volumes) was greater than AUD 28 during a period from October 1, 2007 through March 31, 2008. Sanofi-aventis was to have received a further $125 million if the CSL share price (calculated on the same basis and over the same period) was greater than AUD 35. CSL had an option to settle these amounts in shares. As of December 31, 2006, based on a CSL share price of AUD 65.37, the fair value of this instrument was $214 million.

Under a new agreement between sanofi-aventis and CSL effective January 31, 2007, CSL paid this additional consideration of $250 million ahead of the original contractual due date (end March 2008). This amount was received by sanofi-aventis on February 5, 2007.

B.10. Provisions and other non-current liabilities

(€ million)	Provisions for pensions and other long-term benefits	Restructuring provisions	Other provisions		Other non-current liabilities	Total
December 31, 2006	3,839	218	3,554		309	7,920

Changes in scope of consolidation	-	-	1		-	1

Increase in provisions	197	34	247	(1)	-	478

Reversals of utilized provisions	(264)	(16)	(111)		-	(391)

Reversals of unutilized provisions	(13)	(9)	(315	) (2)	-	(337)

Transfers (3)	(7)	(2)	(160)		12	(157)

Impact of discounting	-	-	16		3	19

Translation differences	(10)	(1)	(5)		(3)	(19)

Actuarial gains and losses on defined-benefit plans (4)	(768)	-	-		-	(768)

Carderm repurchase (5)	-	-	-		(186)	(186)
June 30, 2007	2,974	224	3,227		135	6,560

(1)	Primarily relating to tax exposures.
(2)	Revision of estimates, primarily following the settlement of disputes arising from tax inspections.
(3)	Includes transfers between current and non-current following revisions to the expected settlement dates of certain obligations.
(4)	See note B.10.1.
(5)	See note B.10.2.

B.10.1 Provisions for pensions and other long-term benefits

Sanofi-aventis has elected to apply the option offered by the amendment to IAS 19, under which all actuarial gains and losses under defined-benefit plans are recognized in the balance sheet with the matching entry recorded as a component of equity. Under this method, sanofi-aventis reviews the relevant assumptions (in particular discount rates and the fair value of plan assets) at each balance sheet date.

In light of changes in bond yields in the three principal areas in which sanofi-aventis operates defined-benefit plans (the Euro zone, the United Kingdom and the United States of America), the discount rates used in the measurement of these plans have been amended as follows:

	Pensions and other long-term benefits			Other post-employment benefits (healthcare)
Long-term discount rates	June 30, 2007		December 31, 2006	June 30, 2007	December 31, 2006

Euro zone	5.00% or 5.25%	(1)	4.25% or 4.50%	5.25%	4.50%

United States of America	6.25%		5.75%	6.25%	5.75%

United Kingdom	5.75%		5.00%	5.75%	5.00%

(1)	Depending on the term of the plan: 5.00% medium-term and 5.25% long-term, versus 4.25% and 4.50% respectively in 2006.

The changes to the discount rates applied in these three areas generated actuarial gains in the six months to June 30, 2007, the effect of which was to reduce provisions for pensions and other long-term employee benefits by €728 million and provisions for other post-employment benefits (healthcare) by €19 million. The fair value of plan assets of the main plans as of June 30, 2007 generated a positive difference of €21 million relative to their expected return.

B.10.2 Other non-current liabilities

As of December 31, 2006, this item included a liability relating to Carderm, resulting from the payment in 2001 of $250 million by a financial investor to acquire preferred shares issued by Carderm Capital LP (“Carderm”), which owns certain assets of Aventis Pharma US. These preferred shares, representing a financial interest of 36.7% in Carderm, were entitled to preferred remuneration. Under the terms of the agreement between the parties, sanofi-aventis repurchased these shares in June 2007.

B.11.	Net deferred tax position

The net deferred tax position at June 30, 2007 and December 31, 2006 was as follows:

(€ million)	June 30, 2007	December 31, 2006
Deferred tax on:
■ Elimination of intragroup margin on inventory	873	961

■ Provision for pensions and other employee benefits	854	1,134

■ Remeasurement of Aventis intangible assets	(7,621)	(8,378)

■ Recognition of Aventis property, plant and equipment at fair value	(84)	(89)

■ Adjustment to fair value of debt on acquisition of Aventis	21	25

■ Tax cost of distributions made from reserves	(704)	(720)

■ Stock options	49	96

■ Other non-deductible provisions and other items	1,109	1,217
Net deferred tax liability	(5,503)	(5,754)

B.12.	Principal commercial commitments under collaboration agreements

The main collaboration agreements in the Pharmaceuticals segment signed during the first half of 2007 are described below:

■

On March 28, 2007, sanofi-aventis and Oxford BioMedica announced that they had entered into an exclusive global license agreement to develop and commercialize TroVax® for the treatment and prevention of cancers. TroVax® is Oxford BioMedica’s lead cancer immunotherapy. This therapeutic vaccine has been evaluated in clinical trials involving more than 180 patients with various forms of cancer. A Phase III trial - called TRIST - in renal cancer is ongoing.

Under the terms of this agreement:

■

Sanofi-aventis made an initial payment to Oxford BioMedica of €29 million and will make other milestone payments based on the development and registration of the product. Assuming full development and registration success in all targeted indications, the future clinical and regulatory milestones could reach €480 million.

■	Oxford BioMedica and sanofi-aventis will co-fund the ongoing Phase III TRIST study of TroVax® in renal cancer.

■

Sanofi-aventis will fund all future research, development, regulatory and commercialization activities, including the immediate implementation of a development plan for TroVax® in metastatic colorectal cancer.

■

Sanofi-aventis will be responsible for the commercialization of TroVax® and will book the sales worldwide. Oxford BioMedica may exercise an option to participate in the promotion of TroVax® in the United States and the European Union.

■	Oxford BioMedica is entitled to escalating royalties on global sales of TroVax® and to sales milestones if and when the worldwide net sales of TroVax® reach certain levels.

TroVax® may be developed by sanofi-aventis as a treatment for any cancer type. Based on the broad distribution of the 5T4 tumor antigen, TroVax® has potential application in a wide range of other solid tumors, including lung, breast and prostate cancer.

The main new commercial commitment related to the acquisition of commercial rights in the Pharmaceuticals segment during the first half of 2007 is described below:

■

On April 2, 2007, sanofi-aventis and Daiichi Sankyo Company Ltd. announced the transfer of all commercial rights for Panaldine® (ticlopidine hydrochloride) in Japan from Daiichi to sanofi-aventis. The transfer will be implemented in conformity with local regulatory requirements and is expected to be completed by October 1, 2007.

The main collaborative agreement signed in the Human Vaccines segment during the first half of 2007 is described below:

■

In February 2007, a license agreement was signed between sanofi pasteur and Acambis plc for ChimeriVax™-JE, Acambis’ single-dose vaccine against Japanese encephalitis, with a view to contributing to the improvement of public health in endemic countries of the Asia-Pacific region. Under the agreement, Acambis will receive royalties on sales, and payment for the supply of bulk manufactured ChimeriVax-JE product. In addition, it will receive milestone payments of up to €22.5 million following marketing approval of ChimeriVax-JE in key endemic countries and in the European Union.

Sanofi pasteur also signed a new agreement with the U.S. government to help the campaign for preparedness against pandemic influenza:

■

In June 2007, sanofi pasteur signed a $77.4 million contract with the United States Department of Health and Human Services (HHS) to retrofit the existing influenza vaccine manufacturing facility on the Company’s U.S. site. Sanofi pasteur will contribute approximately $25 million to the overall project.

B.13.	Legal and arbitral proceedings

Sanofi-aventis and its subsidiaries and affiliates may be involved in litigation, arbitration or other legal proceedings. These proceedings typically are related to product liability claims, proceedings relating to intellectual property rights (particularly claims by generic product manufacturers seeking to limit the patent protection of sanofi-aventis products), compliance and trade practices, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2006.

a) Products

■	Sabril® Litigation (anti-epilepsy)

Trial has been rescheduled for October 2008 in the United Kingdom.

■	Sanofi pasteur thimerosal litigation

In June 2007, the US Court of Federal Claims held causation hearings related to cases claiming vaccines containing thimerosal caused autism or other disorders. A ruling is awaited in the forthcoming months.

■	Other blood products litigation

In May 2007, the Seventh Circuit Court of Appeals affirmed the January 5, 2006, ruling by the United States District Court, Northern District Of Illinois dismissing certain UK plaintiffs.

■	Stilnox® (zolpidem) Product Litigation

In May 2007, the U.S. District Court for the Southern District of New York entered an order dismissing the class action complaint in its entirety without prejudice.

■	Agreal® - Product Litigation

In the first half of 2007, decisions in suits involving several hundred claimants were handed down by civil and in some cases penal tribunals in Spain. In most of the cases, the decisions have been favorable to sanofi-aventis, generally on the basis of a finding that causation was not proven by the claimants and/or that the leaflet gave adequate notice of potential side effects. A small number of the civil cases have been decided adversely to sanofi-aventis and sanofi-aventis is appealing these. Any amounts awarded to date have not been material to the Group on a consolidated basis. A substantial number of claims remain to be adjudicated and there can be no assurance that cases decided to date will be representative of future decisions and that additional claims will not be filed in Spain or other countries.

b) Patents

■	Plavix® Patent Litigation

United States

On June 19, 2007, the U.S. District Court upheld the validity and enforceability of the principal Plavix patent, and enjoined Apotex from further sale of generic clopidogrel bisulfate. Apotex has appealed this decision to the Court of Appeals for the Federal Circuit. The bond that plaintiffs were required to post for the preliminary injunction has been released.

Trial on damage claims against Apotex will be held on a schedule to be determined by the District Court.

Teva and Cobalt, are bound by the District Court’s decision against Apotex and on July 12, 2007, the District Court permanently enjoined these companies as well. The litigation against Dr. Reddy remains pending before the same judge that ruled against Apotex.

Canada

In July 2007, the Supreme Court of Canada granted Apotex’s request for leave to further appeal the 2006 decision in favor of sanofi-aventis.

On April 18, 2007, Apotex Inc. and Apotex Corporation have filed a claim before Ontario Court of Justice against sanofi-aventis, sanofi-aventis Inc, Bristol-Myers Squibb Company and BMS/Sanofi Pharma Holding Partnership, claiming the payment of $60 million, allegedly pursuant to the terms of the initial settlement of March 2006 as disclosed at Note D.22 of the sanofi-aventis financial statements for the year ended December 31, 2006 under the caption “Patents - Plavix® Patent Litigation- United States”. Sanofi-aventis and BMS contest both the substance and the admissibility of this claim.

■	Lovenox® Patent Litigation

In April 2007 sanofi-aventis appealed the February 8, 2007 decision of the District Court favorable to Amphastar and Teva holding the patent unenforceable on the ground of inequitable conduct.

Further to the decision of February 8, 2007, Sandoz has filed a motion for summary judgment inter alia on the grounds of collateral estoppel.

■	Ramipril Canada Patent Litigation

Two manufacturers, Apotex and Novopharm, have obtained marketing authorizations from the Canadian Minister of Health to market generic versions of ramipril in Canada without first addressing infringement of sanofi-aventis’ HOPE patents. In March 2007, the Federal Court of Canada upheld the Minister of Health’s decision that the HOPE patents need not be addressed by these manufacturers. Sanofi-aventis is appealing this decision as well as certain earlier patent decisions involving these two companies. In July 2007 sanofi-aventis discontinued its pending notice of compliance (NOC) proceedings filed in response to Sandoz’s allegations. Sandoz received its NOC on July 5, 2007. Sanofi-aventis has also commenced patent infringement actions against Apotex and Novopharm. In addition, sanofi-aventis is involved in a number of legal proceedings involving other companies seeking to market generic ramipril in Canada.

■	Eloxatine® Patent Litigation

Sanofi-aventis received notification of several ANDAs filed by generic manufacturers with the FDA in 2007 for generic versions of sanofi-aventis Eloxatine® (oxaliplatin) solution and/or lyophilized products in the United States.

In June and July of 2007, sanofi-aventis brought suits against Sandoz, Inc., Teva Parenteral Medicines, Inc., Teva Pharmaceuticals USA, Inc., Teva Industries, Ltd., Dabur Oncology Plc., Dabur Pharma Limited, MN Pharmaceuticals, Par Pharmaceutical, and EBEWE Pharma for infringement of patents Nos. 5,338,874 and 5,716,988. and against Actavis Totowa LLC, Pharmachemie B.V., Abraxis Bioscience, Mayne Pharma Limited and Sun Pharmaceutical Industries Limited for infringement of patent No. 5,338,874.

■	Ambien CR™ Patent Litigation

On January 26, 2007 sanofi-aventis filed a suit for infringement of U.S. patent 6,514,531 against Watson in the U.S. District Court for the District of New Jersey. A similar patent infringement suit was filed against Synthon on February 5, 2007, in the U.S. District Court for the District of North Carolina. In February and March 2007, sanofi-aventis was notified that each of Barr and Mutual had submitted ANDAs to the FDA containing a paragraph IV patent certification relating to Ambien CR. On April 5, 2007, sanofi-aventis filed a suit for infringement of U.S. patent 6,514,531 against Barr in the U.S. District Court for the District of New Jersey. A similar patent infringement suit was filed on May 11, 2007, against Mutual in the U.S. District Court for the District of New Jersey.

■	Eligard® Patent Litigation

On February 16, 2007, following dismissal of the case by the competent courts, the settlement agreement entered into by the parties to this litigation became final.

■	Patent Litigation against Novo Nordisk

OptiClick®:

On July 5, 2007, Novo Nordisk filed a motion in the OptiClick® patent suit proceedings seeking voluntary dismissal of its case, without prejudice. Sanofi-aventis opposes the terms on which Novo Nordisk seeks to dismiss the case and, and should it be successful, will have the right to ask the Court for its attorney fees and costs for having to defend this litigation.

SoloSTAR®:

Sanofi-aventis is aware of lawsuits filed by Novo Nordisk in Germany before the courts of Dusseldorf and Mannheim and in the United States before the District Court of New Jersey alleging patent infringement by sanofi-aventis’s new Lantus® SoloSTAR® disposable insulin pen. Sanofi-aventis has not yet been served with these complaints.

c) Government investigations, Competition law and Regulatory Claims

■	Government Investigations – Plavix® Settlement

On March 21, 2007, the U.S. Federal Trade Commission served a Civil Investigative Demand on sanofi-aventis’ U.S. subsidiary, requesting production of certain documents and information relating to the proposed settlement of our U.S. Plavix® patent litigation against Apotex as disclosed at Note D.22 of sanofi-aventis’s financial statements for the year ended December 31, 2006 under the caption “Patents - Plavix® Patent Litigation- United States”.

On April 18, 2007, the State of New York’s Attorney general served a subpoena on sanofi-aventis’ U.S. subsidiary requesting production of certain documents and information relating to the proposed settlement of our U.S. Plavix® patent litigation against Apotex.

■	Civil Suits – Pricing and Marketing Practices

AWP Public Entity Suits -- Related suits have been filed by the State of Idaho and one additional county of New York State (Orange County).

■	Lovenox® Antitrust Litigation

On May 10, 2007, plaintiffs filed a notice of voluntary dismissal with the Court, dismissing their case without prejudice.

d) Contingencies Arising from Certain Business Divestitures

■	Rhodia

On July 10, 2007 sanofi-aventis was served with a civil suit brought by Rhodia before the Paris Commercial Courts seeking indemnification for the past and future financial consequences of the environmental liabilities and pension obligations that were allocated to Rhodia through the various operations leading to the formation of Rhodia and its separation from Rhône-Poulenc in the period 1997 to 1999. The reliefs sought in the Paris Commercial Court are identical to the ones claimed in Rhodia’s ICC (International Chamber of Commerce) arbitration demand disclosed at Note D.22 of sanofi-aventis’s financial statements for the year ended December 31, 2006 under the caption “Rhodia”. Rhodia civil suit also petitions the Commercial Court of Paris to stay the procedure until the decision of the Court of Appeals of Paris on its request for cancellation of the award rendered by an ICC Tribunal on September 12, 2006.

Citing a recent US Supreme Court Decision, on July 13, 2007 Rhodia Inc. petitioned the U.S District Court for the District of New Jersey to reopen its previously withdrawn environmental liability claims against sanofi-aventis and Bayer CropScience Inc. relating to the Rhodia Inc site in Silver Bow, Montana. Sanofi-aventis has moved to dismiss.

B.14.    Financial income and expenses

The tables below show the main components of financial income and expenses.

B.14.1.    Financial expenses

(€ million)	6 months to June 30, 2007	6 months to June 30, 2006	12 months to December 31, 2006
Interest expense on debt	(152)	(190)	(370)

Unwinding of discount on provisions	(20)	(15)	(35)

Fair value losses on financial assets	-	(50)	(12)

Impairment of financial assets	2	(25)	(38)
Total financial expenses	(170)	(280)	(455)
B.14.2. Financial income
(€ million)	6 months to June 30, 2007	6 months to June 30, 2006	12 months to December 31, 2006
Interest income	58	45	81

Foreign exchange gains (non-operating)	30	52	59

Fair value gains on financial instruments	6	89	115

Net gain on disposals of financial assets	4	-	108

Other items	1	1	12
Total financial income	99	187	375
B.15. Income tax expense The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:
(as %)	6 months to June 30, 2007 (1)	6 months to June 30, 2006 (1)	12 months to December 31, 2006
Tax rate applicable in France	34	34	34

Impact of income tax at reduced rate on royalties in France	(6)	(7)	(10)

Impact of changes in tax rates in France (including reduced rate on capital gains)	-	-	(2)

Other	(8)	(5)	(5)
Effective tax rate	20	22	17

(1)	Rate calculated on the basis of the effective tax rate for the full financial year (see note A.2.).

For the six months to June 30, 2007, the “Other” line mainly comprises the impact of a reassessment of certain of the Group’s tax exposures.

B.16.  Segment information

Sanofi-aventis has two business segments: Pharmaceuticals and Human Vaccines. Net income from and investments in all associates and joint ventures are included in the Pharmaceuticals segment with one principal exception, the Sanofi Pasteur MSD joint venture, the share of net income from which is included in the Human Vaccines segment.

Results by business segment

The table below shows key income statement indicators by business segment:

	6 months to June 30, 2007			6 months to June 30, 2006			12 months to December 31, 2006
(€ million)	Pharma- ceuticals	Human Vaccines	Sanofi-aventis consolidated	Pharma- ceuticals	Human Vaccines	Sanofi- aventis consolidated	Pharma- ceuticals	Human Vaccines	Sanofi- aventis consolidated
Net sales	12,930	1,186	14,116	13,036	1,080	14,116	25,840	2,533	28,373

Other revenues	519	28	547	621	26	647	1,045	71	1,116

Research and development expenses	(1,979)	(203)	(2,182)	(1,959)	(185)	(2,144)	(4,035)	(395)	(4,430)

Selling and general expenses	(3,549)	(255)	(3,804)	(3,830)	(231)	(4,061)	(7,515)	(505)	(8,020)

Amortization of intangibles	(1,695)	(138)	(1,833)	(1,850)	(148)	(1,998)	(3,707)	(291)	(3,998)

Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposal, and litigation	3,116	166	3,282	2,765	167	2,932	5,217	512	5,729

Impairment of property, plant & equipment and intangibles	5	-	5	(380)	-	(380)	(1,162)	(1)	(1,163)

Operating income	3,071	166	3,237	2,825	166	2,991	4,318	510	4,828

Financial expenses	(163)	(7)	(170)	(274)	(6)	(280)	(450)	(5)	(455)

Financial income	87	12	99	186	1	187	374	1	375

Income tax expense	(600)	(41)	(641)	(591)	(61)	(652)	(660)	(140)	(800)

Share of profit/loss of associates	383	(32)	351	326	(1)	325	459	(8)	451

Net income	2,778	98	2,876	2,472	99	2,571	4,041	358	4,399

Attributable to minority interests	211	-	211	190	-	190	392	1	393

Attributable to equity holders of the Company	2,567	98	2,665	2,282	99	2,381	3,649	357	4,006

Inter-segment transactions are not material. Transfer prices between segments are determined on an arm’s length basis.

Adjusted net income

Adjusted net income as disclosed for segment reporting purposes is a non-GAAP financial measure, which we define as net income attributable to equity holders of the Company adjusted to exclude (i) the material impacts of purchase accounting for acquisitions, principally the Aventis acquisition, and (ii) certain acquisition-related restructuring costs.

Management uses adjusted net income as an internal performance indicator, as a significant factor in establishing the variable portion of employee remuneration, and as the basis for determining dividend policy.

The main adjustments between consolidated net income attributable to equity holders of the Company and adjusted net income are:

■	Elimination of the charge arising from the workdown of inventories remeasured at fair value, net of tax;
■

Elimination of amortization and impairment expense charged against intangible assets acquired through business combinations (acquired in-process research & development and acquired product rights), net of tax and minority interests;

■	Elimination of expenses due to the effect of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill);
■	Elimination of any impairment of goodwill.

Sanofi-aventis also eliminates from adjusted net income integration and restructuring costs (net of tax) incurred specifically in connection with acquisitions.

Adjusted net income breaks down as follows:

(€ million)	6 months to June 30, 2007	6 months to June 30, 2006	12 months to December 31, 2006

Net income attributable to equity holders of the Company	2,665	2,381	4,006

Material accounting adjustements related to business combinations:	1,130	1,530	2,969

■ elimination of expense arising from workdown of acquired inventories remeasured at fair value, net of tax	-	6	21

■ elimination of amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the Company)	1,112	1,460	2,935

■ elimination of charges arising from the impact of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill) (1)	18	64	13

■ elimination of impairment of goodwill	-	-	-

Elimination of acquisition-related integration and restructuring costs, net of tax	-	53	65

Adjusted net income	3,795	3,964	7,040
■ Of which Pharmaceuticals	3,597	3,757	6,479

■ Of which Human Vaccines	198	207	561

(1)

Includes the following amounts relating to the Zentiva acquisition: €3 million for the 6 months to June 30, 2007; €7 million for the 6 months to June 30, 2006; €11 million for the 12 months to December 31, 2006.

C. Event subsequent to the balance sheet date (June 30, 2007)

On July 6, 2007, the Bundesrat (chamber of representatives of the German Länder) adopted the text of a fiscal reform package, as a result of which the effective tax rate of the German operations of sanofi-aventis will be reduced from approximately 40% to approximately 31% with effect from January 1, 2008. This reduction is expected to result in the recognition of a deferred tax gain of approximately €500 million during the second half of 2007, impacting net income attributable to equity holders of the Company. This gain is mainly due to a reduction in deferred tax liabilities recognized in 2004 on the remeasurement of certain acquired intangible assets of Aventis. The expected impact on adjusted net income (see note B.16 – Segment information) is a deferred tax expense of approximately €50 million, due to the re-estimation of the net deferred tax asset. These impacts were estimated on the basis of known contingent tax positions as of June 30, 2007.